

Mail Stop 4628

December 30, 2015

Mr. Gary R. Dalke
Interim Chief Financial Officer
Western Refining Logistics, LP
123 W. Mills Avenue, Suite 200
El Paso, TX 79901

> **Re:**   **Western Refining Logistics, LP**
> **Form 10-Q for Fiscal Quarter Ended**
> **September 30, 2015**
> **Filed November 5, 2015**
> **File No. 001-36114**

Dear Mr. Dalke:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Logistics Segment, page 30

1.   When you identify multiple factors that contribute to a change in a financial statement line item between periods, please quantify each contributing factor so that an investor may assess the materiality of each factor. For example, we note your fee based revenue for the three and nine months ended September 30, 2015 increased from the comparable preceding periods due to increased rates and other fees charged to Western, increased utilization of your Permian Basin assets and additional volume received from new activity on the TexNew Mex pipeline. Refer to Item 303(a)(3) of Regulation S-K and Section 501.04 of the Financial Reporting Codification for additional guidance.

<u>Wholesale Segment, page 34</u>

2.   Please provide a more informative analysis and discussion of your wholesale segment's sales and the related cost of products sold. In this regard, we note your discussion is limited to narrative disclosure identifying sources of material changes in gross margin. In addition to your gross margin discussion, please quantify and discuss material factors impacting sales and cost of products sold as investors need this critical information to properly assess your financial condition and results of operations. Refer to Section 501.12.b of the Financial Reporting Codification for additional guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Kim Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Ethan Horowitz *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources